Gate City Capital Management, LLC

8725 West Higgins Road, Suite 530

Chicago, IL 60631

(312) 825-1228

March 26, 2025

VIA EMAIL

Mr. Warren Lada

Saga Communications, Inc.

73 Kercheval Avenue

Grosse Pointe Farms, Michigan 48236

Dear Mr. Lada,

On March 26, 2025, Gate City Capital Management, LLC (“Gate City”) formally withdrew our nominees for election as directors to the Board of Directors (the “Board”) of Saga Communications, Inc. (“Saga” or the “Company”) at the Company’s 2025 Annual Meeting of Shareholders. The continued pursuit of our Nominees would not be in the best interest of Gate City or the Company’s shareholders at this time. Gate City appreciated the opportunity to communicate directly with the Company’s management and directors regarding our views and concerns.

Gate City’s decision to nominate directors was based on our belief that Saga was determined to pursue its Digital Transformation regardless of the negative impact the transformation could have on Saga’s profitability, cash flow, and share price. Our determination was made following careful analysis and nearly nine months of conversations with the Company’s senior leadership and Board. We repeatedly expressed our concerns that Saga lacked the expertise, and the competitive advantages required to succeed in the low-margin and highly competitive digital advertising space. The pursuit of the Digital Transformation would also divert time, attention, and resources away from the Saga’s core broadcast business, where Saga has competitive advantages and earns high incremental margins. Saga also failed to provide investors with any meaningful financial targets or metrics associated with the Digital Transformation including expectations for incremental revenues, costs, margins, and return on investment. Our recommendation that Saga partner with a digitally-savvy company with the capability and experience to execute Saga’s digital strategy without the added costs and risks associated with the transformation was also dismissed.

Our concerns regarding the financial merits of the Digital Transformation strategy have thus far proven accurate. In 2024, the Company’s station operating income fell 23.1% year-over-year to $21.1 million, the Company’s operating income fell 79% year-over-year to $2.4 million, and the Company’s operating profit margin fell to 2.1% in 2024 from 10.2% in 2023, a decline of over 800 bps. To make matters worse, this deterioration in financial results occurred during a presidential election year, when Saga should benefit from elevated levels of political spending.

Our concern that the pursuit of the Digital Transformation strategy could detract from the Company’s highly profitable broadcast business also appears prescient. On Saga’s Q4 2024 earnings call, the Company noted that it generated $3.3 million in political revenue in 2024. Saga’s 2024 political advertising revenue declined 52% from the $6.9 million generated in 2020 (the last presidential election year) and also fell from the $3.6 million generated in the 2022 midterm election year. The Company’s two largest stations by revenue are located in the battleground states of Ohio and Wisconsin, calling into question the Company’s explanation that Saga’s stations were not in the correct markets.

In addition to posting poor financial results, on March 18, 2025, Saga issued a financial filing stating that the Company would be unable to file its 10-K annual report in a timely fashion. This filing further highlights the potential challenges faced by the Company in executing the Digital Transformation.

Saga’s sharp decline in operating profit could also restrict the Company’s ability to capitalize on the reduction in broadcast regulations expected with the new presidential administration, including the potential lifting of station caps. The lifting of station caps could provide Saga with opportunity to gain further economies of scale in the Company’s markets through acquisitions, divestitures, or station swaps. The large decline in operating profit likely reduces the value that Saga could obtain for its stations through station swaps, divestitures, or an outright sale of the Company.

Gate City also expressed our concern regarding the sizeable increase in corporate expenses that occurred in 2024. In 2022, Saga’s Board approved a large increase in compensation for the Board of Directors resulting in over $500,000 of increased Board compensation in 2023 compared with 2021. Company management was also awarded sizeable cash bonuses in 2023 despite missing financial targets, and we are concerned that similar cash bonuses might have been paid in 2024 after Saga posted even weaker financial results. Company executives enjoy numerous perquisites including automobile reimbursements, housing reimbursements, country club dues, and the personal use of the Company’s private aircraft lease. Gate City also understands that Saga’s President and CEO, Mr. Forgy, currently resides in Sarasota, Florida, which could result in additional expenses and could call into question Mr. Forgy’s ability to successfully execute the Digital Transformation strategy given his distance from corporate headquarters.

In spite of the large decline in Saga’s share price that has occurred since the implementation of the Digital Transformation, to our knowledge no members of the Company’s senior management team or Board have purchased stock over at least the last two years. Should Saga’s management team and Board have conviction in the financial merits of the Digital Transformation plan, they should consider purchasing Saga stock in the open market.

Gate City was encouraged to hear about the Company’s recent plans to monetize non-core assets including some of its tower locations. In addition to the sale of these tower locations, Saga should also immediately commit to divesting the Company’s owned residential property (the “Saga House”) located at 1186 Westway Drive, Sarasota, Florida. We understand the Saga House is owned by Water Dragon LLC, a wholly owned subsidiary of Saga. Gate City considers it to be a failure in corporate governance for a Michigan-based media company to own a luxury residence over 1,000 miles from the Company’s headquarters and steps from the Florida beaches. It is particularly troubling that Saga’s shareholders are paying for the maintenance, insurance, and property taxes incurred at the Saga House. Proceeds from the sale of the Saga House should be returned to shareholders through dividends or share repurchases. Similarly, Saga should disclose its ownership of any other non-core property and commit to monetizing these assets immediately.

Saga continues to have a strong balance sheet with $27.8 million in cash and short-term investments as of December 31, 2024. We are concerned that this cash balance is excessive and only serves as a safety net should the pursuit of the Digital Transformation continue to pressure the Company’s financial results. While industry deregulation could provide M&A opportunities for Saga, the Company’s recent $5.8 million acquisition of a radio station cluster in Lafayette, Indiana calls into question the ability of Saga to make value-accretive acquisitions. When asked about the acquisition on the Company’s Q4 2023 call, management was unwilling to provide any valuation multiples to justify the price paid for this acquisition. Saga’s Q3 2024 quarterly report implies the Lafayette stations have been unprofitable since the closing of the acquisition in May.

While it is encouraging to hear that Saga is planning to refresh the Board of Directors (with the majority of Board members in their 70s or 80s), we are disappointed to hear that the Company has focused their search only on a single individual with digital expertise. This limited search criteria only appears to acknowledge the Company lacked the internal expertise necessary to successfully execute the Digital Transformation. Additionally, the limited scope of the search further highlights that the Board remains committed to entrenching themselves, while continuing the pursuit of the Digital Transformation regardless of the value destruction it might cause shareholders.

Gate City continues to believe that the implementation of our proposals highlighted in our January 25, 2025 letter would create considerable shareholder value. Even after withdrawing our nominees for the upcoming election, we hope the information contained in this letter provides the Company with a framework for creating shareholder value immediately and in the coming years. We look forward to continuing to work with Saga in the years ahead.

Sincerely,

Michael Melby

Founder and Portfolio Manager

Cc:	Saga Board of Directors

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